November 15, 2006

VIA EDGAR, FACSIMILE AND FEDEX

Mr. Jeffrey Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street N.E.

Washington, D.C. 20549

Re:	The First American Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

File No. 001-13585

Dear Mr. Riedler:

Thank you for the comments contained in your letter dated May 23, 2006 and your follow-up comments to our responses thereto which were delivered to us over the telephone on August 10, 2006, regarding the above-referenced filing. This letter responds to your verbal follow-up comments.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have transcribed your verbal comments below in bold type, followed by the Company’s response:

Comment 1

We understand that management combines the results of its analysis of the impact of current trends with the results obtained from the actuary to determine what it considers to be an appropriate range of reserve estimates for IBNR. Please expand this disclosure to discuss how management determines the ultimate IBNR reserve within that range. Specifically address factors that led management to its conclusion that this amount, rather than any other amount within the range, represents the best estimate.

RESPONSE:	We propose to expand the previously proposed disclosure substantially as follows:

“The Company uses a two-step process to determine an appropriate estimate of IBNR for financial statement purposes. First, it conducts its own assessment of projected losses by reviewing its historical claims experience and consulting with its in-house claims and operations personnel. This analysis tends to be historical in nature as influenced by recent

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claim trends. It then studies current economic and business trends, including, among others, changes in technology (primarily impacting the effectiveness of title searching), changes in the average revenue generated per title policy issued, changes in the types of policies issued, changes in the types of real estate transactions, changes in the average life of a mortgage due to refinance activity and changes in the frequency of turnover of properties. In consideration of these factors, management establishes a provision rate that results in a single point estimate of IBNR losses.

The second step of the process is to use a third party actuary. Generally, twice a year, the actuary identifies a range of reserve estimates for IBNR, as well as loss rates that reflect the total projected ultimate loss by policy year as a percentage of that year’s title insurance operating revenues. The actuarial report is primarily based on the company’s historical claim payment and incurred loss patterns. It does not fully reflect current trends (like those described above) that impact future claims development. The Company’s management analyzes the impact of the current trends and the actuarial report to calculate an adjusted range of IBNR estimates (the “Adjusted Actuarial Range”).

The Company uses the Adjusted Actuarial Range to validate its own assessment. Consistent with FAS 5, the Company books the higher of its estimate or the low end of the Adjusted Actuarial Range.”

We would like to advise the Staff supplementally, for the second quarter of 2006, the Company increased its IBNR reserve by a total of $176.9 million. The Company has experienced adverse claim development this year, primarily for policy years 2000, 2001, 2002, 2003, 2004 and 2005. Given that recent actual claim experience has exceeded previous expectations of claim experience, management placed a greater weight on historical claim payment patterns and incurred loss patterns, and less weight on the current trends that are expected to impact future claims development, in establishing the IBNR reserve for the quarter ended June 30, 2006.

In determining the best estimate of the appropriate provision for title losses and other claims for the second quarter of 2006, management considered the single point estimate of the projected December 31, 2006 IBNR in the actuarial report, management’s expectations of claims paid and provision for title losses for the balance of 2006, and sensitivity analysis looking at the impact of the shorter tail of fraud claims as well as the shorter overall tail of certain title policies due to the levels of refinance activity and homeowner turnover. It is management’s expectation that the difference between the actuary’s average estimate of likely loss exposure as of December 31, 2006 and the Company’s projected IBNR balance at December 31, 2006 will be between 2 and 5 percent. The difference is due to the impact of the shorter tail of fraud claims as well as the shorter overall tail of claims from certain title policies due to the levels of refinance activity and homeowner turnover.

The Company plans to disclose the relationship between the single point estimate provided by the actuary and the IBNR reserve on its year end consolidated balance sheet in future filings on Form 10-K.

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Comment 2

It appears that changes in key assumptions could reasonably affect title loss reserves. If so, please expand your disclosure to include this.

RESPONSE:

We propose to add a risk factor to applicable future filings reading substantially as follows, and to add similar disclosure to the critical accounting policies section of the MD&A:

“The Company provides for title insurance losses based upon its historical experience and other factors by a charge to expense when the related premium revenue is recognized. The resulting reserve for known claims and incurred but not reported (IBNR) claims reflects management’s best estimate of the total costs required to settle all claims reported to the Company and IBNR claims. Title insurance policies are long-duration contracts with the majority of the claims reported to the Company within the first few years following the issuance of the policy. Generally, 70 to 75 percent of claims become known in the five first years of policy life. Therefore, the majority of IBNR reserves relate to the five most recent policy years. As such, changes in expected ultimate losses and corresponding loss rates, particularly for those recent policy years, could result in a material adjustment to the IBNR reserves. Changes in expected ultimate losses and corresponding loss rates for a policy year could be caused by changes in historical claims frequency, severity and/or payment patterns, as well as changes in title searching technology, changes in the average revenue generated per title policy issued, changes in the types of policies issued, changes in the types of real estate transactions, changes in the average life of a mortgage, changes in the frequency of turnover of properties, and other factors. Management’s key assumptions used in estimating the appropriate level of IBNR reserves could ultimately prove to be inaccurate and actual claims experience may vary from the expected claims experience. The expected ultimate loss ratios estimated by the Company’s independent actuary for the 15 policy years from 1992 to 2006 ranged from a high of 5.6% to a low of 3.4%. The revenue weighted-average ultimate loss ratio for that 15 year period was 4.8%. A 10 basis point change in the revenue-average ultimate loss ratio would impact the IBNR reserves by $40.2 million.”

Comment 3

With reference to the Company’s current report on Form 8-K dated June 14, 2006, please provide the reasoning behind the determination not to accrue for the full amount of the jury verdict in the case of Security Title v. Linda Lorene Pope, et al.

RESPONSE:	The jury in the Pope case found in favor of the plaintiff and awarded compensatory damages of approximately $6.3 million and punitive damages of approximately $35 million. In response, the Company filed post trial motions. The court granted the motion to stay the execution of the judgments, without bond, pending the decision on the post-trial motions. The issues raised in the post trial motions include the following:

1. The plaintiff did not show by clear and convincing evidence the elements required under Arizona Law for a punitive damage award.

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2.      Even if a punitive damage award is deemed to be appropriate, based on the evidence, the amount of the damages was greatly excessive and exceeds the applicable standards for both the Arizona and United States constitutions.

3.      The jury instructions on the cause of action directed at the Company (aiding and abetting the breach of fiduciary duty of another) were improper and provided an improper framework for the jury verdicts.

4. There was insufficient evidence to support the finding by the jury that the conduct of the Company caused the damages claimed by the plaintiff.

If the Company is successful with its post trial motions, the total settlement reserves would be reduced to zero. After consultations with the Company’s in-house legal representatives, management, in accordance with the provisions of FAS 5, established a range of probable settlement awards with a low of zero to a high of $41.3 million (the initial award). After further consultations with the Company’s in-house legal representatives, the Company’s management concluded that the most probable result would be a judgment of approximately $25 million (compensatory damages of approximately $6 million and punitive damages of approximately $19 million). Based on legal precedent, the punitive damages are calculated at approximately three times the compensatory damages based on factors that must be considered by courts when reviewing whether the amount of punitive damages awarded by a jury was appropriate, including the lack of reprehensibility of the Company’s alleged misconduct, the lack of a financially vulnerable plaintiff, the lack of any evidence establishing a pattern of misconduct, and the lack of evidence showing that the harm was caused by malice, trickery or deceit.

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Comment 4

Please provide a revised contractual obligations table that includes expected claim payments from the Company’s specialty insurance segment.

RESPONSE:	The requested revised contractual obligation table is as follows:

A summary, by due date, of the Company's total contractual obligations at December 31, 2005, is as follows:

(in thousands) Year	Notes and contracts payable	Interest on notes and contracts payable	Operating leases	Title and specialty insurance claim losses	Deferred interest subordinated notes	Total
2006	$135,758	$51,855	$212,873	$178,263		$578,749
2007	107,504	46,189	164,132	118,387		436,212
2008	111,395	42,025	108,034	95,986		357,440
2009	30,855	39,364	61,718	68,464		200,401
2010	160,080	35,463	41,669	50,968		288,180
Later years	302,997	178,560	109,022	125,495	$100,000	816,074

	$848,589	$393,456	$697,448	$637,563	$100,000	$2,677,056

The timing of title and specialty insurance claim losses are estimated and are not set contractually. Nonetheless, based primarily on historical claims experience, we anticipate the above payment patterns. Changes in future claim settlement patterns, judicial decisions, legislation, economic conditions and other factors could affect the timing and amount of actual claim payments.

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Please feel free to contact me with any further questions or comments.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Senior Vice President, Chief Accounting Officer

cc:	Dana Hartz

Mary Mast

Kenneth DeGiorgio

Jeffrey Robinson

Frank McMahon

Brian Lane

Jim Maloney

1 First American Way · Santa Ana · CA · 92707-5913